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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-14210

                            Lumen Technologies, Inc.
             (Exact name of registrant as specified in its charter)

                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                     Common Stock, par value $0.01 per share
                   8% Convertible Subordinated Notes due 2002
            (Title of each class of securities covered by this Form)

                                      None

                   (Titles of all other classes of securities
                        for which a duty to file reports
                          under section 13(a) or 15(d)
                                    remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      |_|       Rule 12h-3(b)(1)(ii)     |_|
     Rule 12g-4(a)(1)(ii)     |_|       Rule 12h-3(b)(2)(i)      |_|
     Rule 12g-4(a)(2)(i)      |_|       Rule 12h-3(b)(2)(ii)     |_|
     Rule 12g-4(a)(2)(ii)     |_|       Rule 15d-6               |_|
     Rule 12h-3(b)(1)(i)      |X|

Approximate number of holders of record as of the certification or notice date:

          Security                                     No. of Holders
          --------                                     --------------

Common Stock, par value $0.01 per share                      1
8% Convertible Subordinated Notes due 2002                   0


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     Pursuant to the requirements of the Securities Exchange Act of 1934, Lumen
Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 22, 1999                      By:  /s/  Philip Ayers
                                                  ------------------------------
                                                  Philip Ayers
                                                  Secretary